VEON Commences USD 100 million Buyback Program Dubai, November 17, 2025: VEON Ltd. (Nasdaq: VEON), a global digital operator (“VEON” or the “Company”), announces that it has commenced the buyback program (the “Program”) announced on November 10, 2025. The Program authorized by VEON’s Board enables the Company to buy back ADSs and/or outstanding bonds in an amount up to USD 100 million. The final allocation between equity and debt securities will be determined by prevailing market conditions. VEON views the current trading levels of its equity as materially undervaluing the Company’s strong fundamentals, cash-generation profile, and digital-operator trajectory; selective ADS repurchases therefore represent an attractive, value-accretive use of capital. At the same time, repurchase of bonds would allow VEON to capture discounts in the debt markets, lower future interest obligations, and proactively manage upcoming maturities. Kaan Terzioglu, CEO of VEON Group, commented: “Our decision to commence a new buyback program reflects continued growth in the Group’s financial and operating performance, as well as our confidence in the future. The flexibility to buy both equity and debt securities enables us to take a balanced approach that will strengthen VEON’s capital structure while reinforcing confidence in long-term value creation. We remain committed to delivering sustainable growth while maintaining a disciplined approach to capital allocation.” The buybacks will be conducted on the open market pursuant to a 10b5-1 plan signed with a registered broker-dealer, and in compliance with Rule 10b-18. About VEON VEON is a digital operator that provides converged connectivity and digital services to nearly 150 million connectivity and 120 million digital users. Operating across five countries that are home to more than 6% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. VEON is listed on NASDAQ. For more information, visit: https://www.veon.com. Forward-Looking Statements This release contains “forward-looking statements”, within the meaning of the Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements include, but are not limited to, statements relating to the execution and/or impact of the buyback of VEON Group’s ADSs and/or outstanding bonds. There are numerous risks, uncertainties that could cause actual results and performance to differ materially from those expressed by such statements, including risks relating to uncertainty over the execution and/or impact of the buyback of VEON Group’s ADSs and/or outstanding bonds, among others discussed in the section entitled “Risk Factors” in VEON’s 2024 Form 20-F filed with the SEC on April 25, 2025 and other public filings made by VEON with the SEC. The forward-looking statements contained herein speak only as of the date of this release and VEON disclaims any obligation to update them, except as required by law Contact Information VEON Hande Asik Group Director of Communications pr@veon.com